File No. 28-1467


BABSON VALUE FUND, INC.

David L. Babson & Co. Inc. investment counsel with shared investment discretion, has filed Form 13F on behalf of the issuer, Babson Value Fund, Inc. Jones & Babson, Inc., investment manager, employs David L. Babson & Co. Inc. as its investment counsel to assist it in the investment advisory function.